# Exhibit 4. Organizational Structure

## Exhibit 4-1: Organization Chart

(Effective April 1, 2016)


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Supervisory Committee
Personnel Council
President
Managing Directors Meeting
Directors and General Managers Meeting
Internal Audit Division
Credit Rating Council
Chief Compliance Officer
Rating Criteria Committee
Compliance Management Division
Rating Committee
Rating Planning Department
Rating Administration Division
Financial Institution Rating Department
Public Sector Rating Division
Corporate Rating Department
Medical & Educational Institution Rating Division
SME Rating Division
Structured Finance Dept.
Project & Asset Finance Dept.
International Dept.
Information Services Dept.
Translation Division
Relationship Management Dept.
Corporate Management Dept.
Financial Technology Division
Research Division

JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 4-2: Organization/ Responsibilities

| Department/ Division | Area of Responsibility | Head of Department/ Division/ Group |
|---|---|---|
| Internal Audit Division | Internal audit for all departments, divisions and groups of the company | Division Manager/ Seiichiro Uji |
| Compliance Management Division | Assistance to the Chief Compliance Officer | - |
| Rating Planning Department | Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings | General Manager/ Keiko Mizuguchi |
| Rating Administration Division | Providing administrative services to rating-related Committees and rating operations | Division Manager/ Kenji Sumitani |
| Financial Institution Rating Department | Rating operations on financial institutions, Research and study on the financial industry: Management of Public Sector Group | General Manager/ Shozo Matsumura |
| Public Sector Rating Division | Rating operations on the public sector, Research and studies on the public sector | Division Manager/ Atsushi Kato |
| Corporate Rating Department | Rating operations for residents (mainly manufacturing and non-manufacturing) | General Manager/ Takuro Shimada |
| Medical & Educational Institution Rating Division | Rating operations on medical and educational institutions | Divison Manager/ Shigenobu Tonomura |
| SME Rating Division | Rating operations on small and medium sized enterprises (SMEs) | Division Manager/ Hiroyuki Chikusa |
| Structured Finance Department | Rating operations for structured finance products Research and study on the structured finance products | General Manager/ Shigeo Sugiyama |
| Project & Asset Finance Department | Rating operations for project finance, asset finance, syndicated loan, etc. Resarch and and study on the project fiannce, etc. | General Manager/ Fumihiro Honda |
| International Department | Rating operations for non-resident entities | General Manager/ Atsushi Masuda |
| Information Services Department | Providing rating information, planning, editing, publication, and selling of published matters issued by the Company, | General Manager/ Shoji Yamamoto |
| Translation Division | English translation of published matters and in-house documents | Division Manager/ Shoji Yamamoto |
| Relationship Management Department | Promotion of rating business for specific bonds and other bonds, Promotion of business, such as consignment research and studies and other items, Planning related to fees and handling charges, such as rating fees and others | General Manager/ Yusuke Harada |
| Corporate Management Department | Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting Items related education and training of employees | General Manager/ Shuzo Hagiwara |
| Financial Technology Division | Planning of items related to systems for rating | Division Manager/ Hiroyuki Ikeuchi |
| Research Division | Research and study on politic, economic and financial situation in and outside Japan | Division Manager/ Koichi Tajima |

JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 4-3:
## Directors' Areas/Departments of Responsibilities

| Director | Areas/Departments of Responsibilities |
|---|---|
| Shokichi Takagi<br>President | Overall |
| Takashi Kanasaki<br>Senior Managing Director | Overall except Relationship Management Dept.<br> (Assisting the President) |
| Yoichiro Yokoyama<br>Director | Rating Administrative Division<br>Financial Rating Department |

## Executive Officers' Areas/Departments of Responsibilities

| Executive Officer | Areas/Departments of Responsibilities |
|---|---|
| Shuzo Hagiwara<br>Senior Executive Officer | Information Services Department<br>Corporate Management Department |
| Yusuke Harada<br>Senior Executive Officer | Relationship Management Department |
| Takuro Shimada<br>Senior Executive Officer | Corporate Rating Department |
| Koichi Fujimoto<br>Senior Executive Officer | Structured Finance Department<br>Project & Asset Finance Department<br>International Department |

JCR does not register the class of asset backed securities as a NRSRO ratings.